UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K   [ ]Form 20-F     [ ]Form 11-K   [X] Form 10-Q    [ ]Form N-SAR

                    SEC FILE NUMBER:  0-31619

For Period Ended: September 30, 2005

     [ ]     Transition Report on Form 10-K
     [ ]     Transition Report on Form 20-F
     [ ]     Transition Report on Form 11-K
     [ ]     Transition Report on Form 10-Q
     [ ]     Transition Report on Form N-SAR
     For the Transition Period Ended:


                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    MILLENNIUM QUEST, INC.
                                            ---------------------------

Former Name if Applicable:
                                            ---------------------------

Address of Principal Executive Office:      4089 Mount Olympus Way
                                            ---------------------------

City, State and Zip Code:                   Salt Lake City, Utah 84124
                                            ---------------------------


                PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                       PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

     The financial statements are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort. The Company has been advised in writing as of November 14, 2005, that its auditing firm has resigned. The Company is engaging a new auditing firm, and will file a Form 8-K reflecting this change. Due to this unexpected change, and the delay this has caused in completing the 10-QSB, this notice was required. The Company expects to have all remaining information provided by November 15, 2005, and will then be in a position to complete and file the Form 10-QSB. Registrant expects its Form 10-QSB to be filed on or before November 18, 2005.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Terry Cononelos                  (801) 278-6990
            (Name)                     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes  [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Millennium Quest, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   REGISTRANT:

                                   MILLENNIUM QUEST, INC.

Date: November 14, 2005            By  /s/ Dimitri Cocorinis
                                      ------------------------------------
                                      Dimitri Cocorinis, President and CEO